 SUN LIFE FINANCIAL ANNOUNCES OFFERING OF SENIOR UNSECURED DEBENTURES

Toronto (July 5, 2006) – Sun Life Financial Inc. (TSX/NYSE:SLF) announced today that it intends to issue in Canada up to CDN $300 million principal amount of Series C Senior Unsecured 5.0% Fixed/Floating Debentures due in 2031, pursuant to its medium term note program. The offering is expected to close on July 11, 2006 and the proceeds will be used for general corporate purposes, including investments in subsidiaries.

Details of the offering will be set out in a pricing supplement that the Company intends to issue pursuant to its short form base shelf prospectus dated November 4, 2005 and its prospectus supplement dated June 22, 2006, which will be available on the SEDAR website for Sun Life Financial Inc. at www.sedar.com. The debentures will be sold on a best efforts agency basis by a syndicate co-led by Merrill Lynch Canada Inc. and RBC Dominion Securities Inc.

The debentures have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2006, the Sun Life Financial group of companies had total assets under management in excess of CDN$400 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

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Media Relations Contact:		Investor Relations Contact:
Susan Jantzi		Kevin Strain
Manager, Media Relations		Vice-President, Investor Relations
Tel: 519-888-3160		Tel: 416-204-8163
susan.jantzi@sunlife.com		investor.relations@sunlife.com